Table of Contents
1

Exhibit 21

SUBSIDIARIES OF REGISTRANT

The Company's principal affiliates

as of December

31, 2020, are listed

below. All

other affiliates, if considered

in the aggregate

as a
single affiliate, would not constitute a significant subsidiary.

Percentage of voting
securities directly or
indirectly owned

by
registrant
State or

Country of
incorporation or
organization
Core Composites Corporation 100 Delaware
Horizon Plastics International Inc. 100 Canada